

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4631

June 28, 2013

Via E-Mail
Mr. Douglas P. Zolla
President
Top to Bottom Pressure Washing, Inc.
6371 Business Boulevard, Suite 200
Sarasota, FL 34240

> **Re:** **Top to Bottom Pressure Washing, Inc.**
> **Amendment 8 to Registration Statement on Form S-1**
> **Filed June 21, 2013**
> **File No. 333-185174**

Dear Mr. Zolla:

We reviewed the above-captioned filing and have the following comments.

Prospectus Summary, page I-1

1. We note your response to comment two in our June 18, 2013. If you are party to an oral contract that would be required to be filed as an exhibit under Item 601(b)(10) of Regulation S-K if it were written, you should provide a written description of the contract as an exhibit to the registration statement. For guidance you may wish to refer to Question 146.04 of our Regulation S-K Compliance and Disclosure Interpretations.

Exhibit 10.1

2. The provision in Section 2.1 that "The identity of the Initial Stockholders shall be included on the stock certificates or other documents evidencing such securities" is inconsistent with the disclosure in the "Plan of Distribution" on page I-18 that "The identity of the purchaser of the securities shall be included on the stock certificates or other documents evidencing such securities." Additionally, the provision is inconsistent with the requirements of paragraphs (b)(1)(ii) and (b)(3) of Rule 419 of Regulation C under the Securities Act that the escrow account is for the sole benefit of the purchasers of the securities being registered for resale under this registration statement. Please revise.

3. The caption of Section 2.2 suggests that the initial stockholders have rights in the escrow securities. Please revise to indicate that the purchasers of the securities

being registered for resale under this registration statement have rights in the escrow securities.

4. Revise Section 2.2.1 so that it conforms to the disclosure in the "Plan of Distribution" on page I-18, that is, "Securities held in escrow or trust account are to remain as issued and deposited and shall be held for the sole benefit of the purchasers, who shall have voting rights, if any, with respect to securities held in their names, as provided by applicable state law." As drafted, the provision in Section 2.2.1 may suggest or imply that the selling security holders shall have voting rights, if any.

5. The provision in Section 2.2.2 that "The Initial Stockholders shall not pledge or grant a security interest in the Escrow Securities or grant a security interest in their rights under this Agreement without the prior consent of the Company" is inconsistent with the requirements of Rule 419 that the escrow account is for the sole benefit of the purchasers of the securities being registered for resale under this registration statement. Please delete the provision.

6. Disclosure in the "Plan of Distribution" on page I-18 that "Warrants, convertible securities or others (sic) derivatives securities relating to securities held in the escrow or trust account may be exercised or converted…, *Provided however*, that securities received upon exercise or conversion…are promptly deposited into the escrow or trust account." We are unable to locate a provision to this effect in the securities escrow agreement. Please revise the securities escrow agreement to include a provision conforming to the disclosure in the "Plan of Distribution" on page I-18, or revise your prospectus disclosure as appropriate.

You may contact Tracey L. McKoy, Staff Accountant, at (202) 551-3772 or Terence S. O'Brien, Accounting Branch Chief, at (202) 551-3355 if you have questions about comments on the financial statements and related matters. You may contact Edward M. Kelly, Esq. at (202) 551-3728 or me at (202) 551-3397 with any other questions.

Sincerely,

/s/ Jay Ingram

Jay Ingram
Legal Branch Chief